AMENDMENT

This Amendment (“Amendment”) to the Agency Services Agreement dated May 8, 2014, as amended (the “Principal Agreement”) by and between JPMorgan Chase Bank, N.A. (“Bank”) and J.P. Morgan Exchange-Traded Fund Trust, severally and on behalf of each of the portfolios listed on Exhibit A of the Principal Agreement (“Trust”) is effective as of December 1, 2025 (the “Effective Date”).

WHEREAS the parties hereto (the “Parties”) entered into the Principal Agreement pursuant to which Bank was appointed to provide certain agency services; and the Parties now wish to amend the Principal Agreement, as of the Effective Date; and

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereby agree as follows:

1.	Definitions. Terms defined in the Principal Agreement shall, save to the extent that the context otherwise requires, bear the same respective meanings in this Amendment.

2.	Amendments. The Principal Agreement shall be amended as follows:

(A) Schedule B of the Agreement (“Fees & Expenses”) is hereby replaced in its entirety by Schedule B, as attached to this Amendment as Appendix I.

(B) As modified and amended hereby, the Parties hereby ratify, approve and confirm the Principal Agreement in all respects, and save as varied by this Amendment, the Principal Agreement shall remain in full force and effect.

3.

Representations. Each party represents to the other Parties that all representations contained in the Principal Agreement are true and accurate as of the date of this Amendment, and that such representations are deemed to be given or repeated by each Party, as the case may be, on the date of this Amendment.

4.

Entire Agreement. This Amendment and the Principal Agreement and any documents referred to in each of them, constitute the whole agreement between the Parties relating to their subject matter and supersede and extinguish any other drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to such subject matter. If any of the provisions of this Amendment are inconsistent with or in conflict with any of the provisions of the Principal Agreement then, to the extent of any such inconsistency or conflict, the provisions of this Amendment shall prevail as between the Parties.

5.

Counterparts. This Amendment may be executed in any number of counterparts which together shall constitute one agreement. Each Party may enter into this Amendment by executing a counterpart and this Amendment shall not take effect until it has been executed by each Party.

6.	Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

7.	Law and Jurisdiction. This Amendment shall be governed by, and construed in accordance with, the law of the State of New York.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

By:
Name:
Title:

JPMORGAN CHASE BANK, N.A.

By:
Name:
Title:

ETF Services

AP Services

Service	Basis of Fee	Fee
Full-Service ETF Order Creation/Redemption Processing	Per Create/Redeem	225.00

AP Services: ETF Order Creation/Redemption Processing and Post Trade - Notes and Methodologies

•	For each Cr/Rd, services include:

•	Generation of basket trades and cash movements

•	Order settlement

•	Collateral for failing in-kind trades

•	Simple deal cost calculations(Slippage)

•	Fees are assessed on create/redeem activity per account per order.

•

Bank will deduct this fee from any fees received from the broker counterparties that enter into agreements with the Customer to create and redeem block ETF shares directly with the fund (such counterparties, the “Authorized Participants”) upon basket settlement. To the extent the Authorized Participants do not remit a sufficient amount to cover the assessed fees, the fund will be assessed any difference.

Agreement and Acknowledgement

A.	Fees and Expenses.

•

Fees. Bank will present invoices monthly in arrears. Fees included in this Amendment are based upon information provided by Customer, and where necessary, assumptions that Bank believes to be reasonable are applied. All amounts set forth in this Fee Agreement are quoted in U.S. Dollar.

•

Expenses. Bank may charge you for additional out-of-pocket expenses it incurs in the course of providing the Services. Such out-of-pocket expenses may include, but are not limited to, late instruction/settlement fees, local market account opening fees, taxes, issuer fees, legal fees, translation fees, tax reclaim filing fees and/or travel expenses.

B.

AutoFX. For pricing in respect of foreign exchange activity via Bank’s custody FX platform, AutoFX, please refer to the separate pricing letter which will be provided to the you in the event that J.P. Morgan provides this service to you.

C.

FX Conversion. Where costs are incurred in a currency other than client’s invoice base currency, or costs are based on a valuation of any of your securities in a currency other than client’s invoice base currency, Bank will perform a foreign exchange calculation to determine such costs payable by you. Such calculation will typically use the WM/Reuters spot rate (“Benchmark Rate”) for the relevant currency pair published at 4:00pm London time on the last business day of each calendar month for which you will be invoiced. However, the Benchmark Rate used in such calculation may change from time to time and Bank will notify you of such rate change.

D.

New Markets or Services. To the extent Customer engages in a market or utilizes a service where fees are not stated in this Fee Proposal, Bank will assess a standard rate for the relevant market or service to be determined by Bank, unless an alternative pricing arrangement is agreed in writing between Customer and Bank. The relevant rate will be assessed commencing at the time the market or service is first engaged or utilized. Resultant charge will be detailed within Customer’s invoice and the Amendment will be deemed to include the rate for such market and/or service.

E.

Overdrafts. In the event that Bank, in its sole discretion, provides an overdraft to Customer, Bank will charge interest at a rate to be determined by Bank. For foreign overdrafts, including USD held offshore, overdraft rates vary by currency and by day, depending largely on market liquidity and prevailing overnight rates. For domestic overdrafts, the overdraft rate is Effective Fed Funds + 150bps.

F.

Earnings Credit Rate. In the event that Bank, in its sole discretion, provides an Earnings Credit Rate program to Customer, and the application of the Earnings Credit Rate program results in a positive number or Earnings Credit, the Earnings Credit may be used to offset fees accrued in Customer’s account during the billing period, up to the amount of the Earnings Credit. Unused Earnings Credits are carried over from month to month during a calendar year and expire at the end of each calendar year. Unused Earnings Credits may not be applied to prior billing periods and cannot be converted into interest. Customer should continuously monitor and adjust balances to ensure optimal use of available Earnings Credits by year-end.

G.

Customized Products. Any customized technology projects required to meet Customer’s specific requirements, such as non-standard reporting requirements, system interfaces or enhancements, will be billed to Customer based on the time and materials required to design, develop, test and deliver the project, unless an alternative arrangement is agreed in writing between Customer and Bank.

H.

Inflation Clause. Bank will increase service fees set forth in the Fee Agreement and any subsequent fee amendments following the anniversary of the effective date of this Fee Agreement and annually thereafter by the United States Consumer Price Index rate (CPI Rate) defined as the Year-over-Year percent change of All-items, Not Seasonally Adjusted for the most recent year end. For the avoidance of doubt Bank shall not be obliged to reflect a negative CPI Rate. Expenses including but not limited to Out of Pockets fees would not be subject to the rate increase.

J.P. Morgan and Client agree the inflation clause will not be invoked for the duration of this agreement.